                        Consent of Independent Auditors


The Partners
Burger King Limited Partnership II:


We consent to the incorporation by reference in the registration statement on Form S-3 of U.S. Restaurant Properties Master L.P. of our report dated February 2, 1996, except as to Note 5, which is as of March 25, 1996, with respect to the balance sheets of Burger King Limited Partnership II as of December 31, 1995 and 1994, and the related statements of operations, changes in partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995, and the related financial statement schedule, which report appears in the Form 8-K of U.S. Restaurant Properties Master L.P dated April 19, 1996 and to the reference to our firm under the heading "Experts" in the prospectus.


                                          KPMG Peat Marwick LLP


Boston, Massachusetts
May 22, 1996